May 19, 2005

Alexei Gavriline
Director and President
Amecs, Inc.
1 Yonge Street, Suite 1801
Toronto, Ontario M5E 1W7
CANADA

Re:	Amecs, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed May 11, 2005
	File No. 333-123087

Dear Mr. Gavriline:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

Use of Proceeds - Page 9
1. We note your response and revision in response to comment 14. It is unclear from the disclosure why the introductory paragraph refers to proceeds of $80,000 and $180,000 whereas the column headings refer to $100,000 and $200,000. Please revise so that the introductory paragraph and column headings are consistent, or explain why they are different.
2. Explain why you are allocating $20,000 to repay Mr. Gavriline when he loaned you $9,985.

Determination of Offering Price - Page 11
3. We note your response to comment 18 and revised disclosure.
Please expand this section to address how you determined the offering price, given the fact that in December 2004 your promoter paid $50 for 5 million shares.

Government Regulation - Page 23
4. We note your added disclosure that the company has not conducted any research on the areas of law mentioned, has not sought any legal advice on the matters and has limited knowledge of the laws and legal issues that may adversely affect the business. Please expand to address whether the company intends to research and/or seek legal advice on pertinent laws. If so, please revise the use of proceeds section, as appropriate, to include the associated costs. If the company does not plan to research the relevant laws or seek legal advice, please add a risk factor highlighting this fact and addressing the risk of liability and costs associated with failure to comply with relevant laws.
5. Explain why you believe obscenity laws may affect your business.

Plan of Operation - Page 23
6. Please discuss how the company plans to establish an office and how the $5,000 designated for this task will be allocated.
Describe
how the company will handle administrative duties.

Certain Transactions - Page 33
7. We note that the disclosure states that the obligation to Mr.
Gavriline does not bear interest. Note 5 to the financial statements, however, indicates that the amount advanced by Mr.
Gavriline bears interest.  Please revise to clarify.

Financial Statements
8. Refer to prior comment 32. Revise to update the financial statements as necessary to comply with Item 310(g) of Regulation
S-B
at the effective date.

Statement of Operations - F-3
9. Refer to prior comment 36. We note that all donated services provided by your sole officer will be valued and recorded as donated capital as a cost of doing business; however you also state that executive salaries will not be accrued or paid during the next twelve months. Supplementally, please confirm that all employee salaries will be accrued as incurred and expenses as earned in the financial statements.

10. Refer to prior comment 37. We do not see that the disclosure was revised as indicated in your response. Please revise page 6 to include the revised disclosure, specifically to more fully explain what is included in the net loss from operations.

Note 5. Related Party Transactions/Balances - Page F-8

11. We note that the president of the company advanced $9,985 to the company during the year. Please reconcile this with page 10, which states you will pay "$20,000 owed to [y]our sole officer and director."
12. Refer to your response to prior comment 28. Please tell us how management determined the fair value of the shares issued to Mr. Gavriline. Compare management`s fair value per share determination to the current offering price of $.10 per share. Tell us about any pricing discussion, including the date and the price range discussed.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Traci Hornfeck at (202) 551-3642 or Angela
Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

      			Sincerely,



      			Peggy Fisher
						Assistant Director


cc (via facsimile):  Conrad C. Lysiak, Esq.

??

??

??

??

Alexei Gavriline
Amecs, Inc.
May 19, 2005
Page 1